May 1, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Terra Nova Financial Group, Inc. Request for Withdrawal of:
Amendment No. 1 to Registration Statement on Form S-1/A (File No. 333-136194) filed on
April 22, 2009 (Accession Number 0001269678-09-000086) and
Amendment No. 2 to Registration Statement on Form S-1/A (File No. 333-136194) filed on
April 24, 2009 (Accession Number 0001269678-09-000090)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Terra Nova Financial Group, Inc., an Illinois corporation (the "Company"), hereby requests the withdrawal of (i) Amendment No. 1 to Registration Statement on Form S-1/A (File No. 333-136194) filed with the Securities and Exchange Commission (the "Commission") on April 22, 2008 ("Amendment No. 1") and (ii) Amendment No. 2 to Registration Statement on form S-1/A (File No. 333-136194) filed with the Commission on April 24, 2009 ("Amendment No. 2"). Amendment No. 2 was filed by the Company only to modify an exhibit to Amendment No 1.

Such withdrawals are being requested because Amendment No. 1 and Amendment No. 2 were improperly filed as amendments to a registration statement on Form S-1/A rather than as a post-effective amendment on Form S-1. No securities have been issued or sold pursuant to Amendment No. 1 or Amendment No. 2. The Company intends to file a post-effective amendment on Form S-1 as soon as possible to rectify the use of the improper filing form.

The Company respectfully requests that the Commission grant the request to withdraw Amendment No. 1 and Amendment No. 2 as soon as possible. If the Commission has any questions or needs any additional information regarding this request, please contact me at (312) 827-3748.

Sincerely, Terra Nova Financial Group, Inc.
By:
Charles Stewart General Counsel, Secretary

100 South Wacker Drive | Suite 1550 | Chicago, IL 60606 | p. (312) 827 3600 | f. (312) 960 0723 | www.TNFG.com